Exhibit 99.3

NICE Brings Its Certified Capture and Archiving Technology for Microsoft Teams to Law Enforcement and Criminal Justice Agencies

NICE’s Capture and Archiving solution for Teams will fulfill a vital role as police and criminal justice agencies digitally transform to improve collaboration and support flexible working and virtual hearings

Hoboken, N.J., July 13, 2021 – NICE (Nasdaq: NICE) today announced, as part of its collaboration with Microsoft, that it is extending its certified Capture and Archiving Technology for Teams to law enforcement and criminal justice agencies to support their adoption of Teams for improved collaboration, flexible working and virtual hearings. Using the NICE Capture and Archiving solution for Teams, police departments, prosecutors’ offices and courts can now capture and archive all interactions on the Teams platform, including voice, video, chat, and screen and document sharing, for preservation of evidence and future review.

Chris Wooten, Executive Vice President, NICE, stated, “During the pandemic, Microsoft Teams was instrumental in enabling safer work environments through social distancing and virtualized operations. Law enforcement and criminal justice agencies have also embraced Teams for its ability to improve collaboration, work mobility and productivity, and provide better service to communities. As more agencies turn to Teams to fuel their digital transformation, they need a way to capture and archive these interactions. This is where our proven Capture and Archiving solution for Teams, the first solution certified for Teams, fulfills a vital role.”

Hugh Eaton, VP, Worldwide Government Industry, Microsoft stated, “As the world in which law enforcement and criminal justice agencies operate continues to evolve, agencies need better platforms to connect and collaborate. Microsoft Teams is fueling this digital transformation and helping everyone on the criminal justice continuum work more efficiently together to fight crime. We look forward to working with NICE to extend its NICE Capture and Archiving solution for Teams into these new environments.”

NICE’s Capture and Archiving Solution for Teams Captures Vital Communications
Offered as a Software-as-a-Service (SaaS) solution in Microsoft Azure, or as an on-premise or hybrid solution, the NICE Capture and Archiving solution for Teams automatically captures and archives all modalities of Teams communications – audio, video, screenshare, chat, and document sharing – to ensure they’re always available for evidentiary purposes or review. The solution also features a record-on-demand feature, enabling agencies to start/stop recording for users where full-time capture is unnecessary or prohibited.

Archived Teams communications are enriched with metadata for fast, easy searching and retrieval. For example, agencies can search by phone number, calling/called party, interaction type, modality name, meeting name, participants and more. Optional transcription as a service lets agencies search for hidden phrases and words within audio recordings. Agencies can specify retention policies for specific types of calls and retain what they need for as long as they need it, or mark calls for legal hold so they can’t be overwritten or deleted.

The NICE Capture and Archiving solution for Teams can record a variety of scenarios including interviews with suspects in custody, along with presented exhibits, videos, photos, and other shared materials. The solution also captures voice calls, conference calls, chats, and video calls made by officers in the field, who are communicating on mobile data units or other mobile devices. Additionally, the solution eliminates jurisdictional blind spots by capturing communications between collaborating agencies and also preserves Teams communications for remote workers, administrative departments and specialized units (e.g. narcotics, investigations, crime analysis, etc.). It can also be used during virtual court hearings to capture testimony via Teams video conferencing, along with evidence, documents, audio clips and other presented materials.

For more information on the NICE Capture and Archiving solution for Teams, email PSInfo@NICE.com.

About NICE Public Safety
With over 3,000 customers and 30 years’ experience, NICE delivers end-to-end digital transformation, improved collaboration, efficiency and cost-savings to all types of public safety and criminal justice agencies, from emergency communications centers and police departments to prosecutors and courts. Our Evidencentral platform (which includes NICE Inform, NICE Investigate and NICE Justice) features an ecosystem of integrated technologies that bring data together to improve incident response, accelerate investigations, streamline evidence sharing and disclosure, and keep communities and citizens safer.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.